Uniti Group Corporate Headquarters
2101 Riverfront Drive, Suite A
Little Rock, AR 72202
501.850.0820 | uniti.com

VIA EDGAR

November 8, 2024

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Inessa Kessman
Robert Littlepage

Re:          Uniti Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 10-Q for the Fiscal Quarters Ended June 30, 2024

File No. 001-36708

Ladies and Gentlemen:

This letter sets forth the response of Uniti Group Inc. (the “Company”) to the follow-up comments from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), received by letter dated October 30, 2024, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023 filed with the Commission on February 29, 2024, as subsequently amended (the “2023 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2024 filed with the Commission on August 1, 2024. For your convenience, we have included each of the Staff’s comments below, immediately followed by our response thereto.

Form 10-Q for the Fiscal Quarters Ended June 30, 2024

Non-GAAP Financial Measures, page 51

1.	We note your response to prior comment 2. Please provide similar information in future filings. Also, quantify items in footnote 4 of the reconciliation. Provide us with your proposed future disclosure.

Response: The Company acknowledges the Staff’s comment and respectively submits that we will expand our disclosure in future filings to quantify what is included in the “Other, net” line item in our Adjusted EBITDA reconciliation, starting with the Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Q3-24 Form 10-Q”), which the Company filed with the Commission concurrently with the filing of this correspondence. The following is the disclosure included in the Q3-24 Form 10-Q:

The reconciliation of our net income (loss) to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Thousands)	2024	2023 (as restated)	2024	2023 (as restated)
Net income (loss)	$12,230	$(118,896)	$71,859	$(112,469)
Depreciation and amortization	79,325	77,337	234,862	231,379
Interest expense, net	131,007	120,691	381,693	389,243
Income tax benefit	(5,935)	(56,130)	(13,869)	(62,899)
EBITDA	$216,627	$23,002	$674,545	$445,254
Stock based compensation	3,375	3,148	10,120	9,408
Transaction related and other costs	14,404	1,441	31,068	9,805
Goodwill impairment	—	203,998	—	203,998
Gain on sale of real estate	—	(1,424)	(18,999)	(1,424)
Other, net(1)	918	2,091	3,877	23,073
Adjustments for equity in earnings from unconsolidated entities	—	754	—	2,264
Adjusted EBITDA	$235,324	$233,010	$700,611	$692,378

(1) A reconciliation of Other expense (income), net as reported in our Condensed Consolidated Statements of Income (Loss) to Other, net is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Thousands)	2024	2023 (as restated)	2024	2023 (as restated)
Other expense (income), net	$-	$1,435	$(301)	$21,323
Amortization of non-cash rights-of-use assets(a)	851	759	2,521	2,277
Severance costs(b)	67	-	1,657	-
Insurance recovery(a)	-	(103)	-	(527)
Other, net	$918	$2,091	$3,877	$23,073

(a) Included within the “Operating expense (exclusive of depreciation and amortization)” line item in our Condensed Consolidated Statements of Income (Loss).

(b) Included within the “General and administration expense” line item in our Condensed Consolidated Statements of Income (Loss).

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Outlook, page 56

2.	We note your response to prior comment 3. Please provide us with your proposed future disclosure.

Response: The Company acknowledges the Staff’s comment. The following is the disclosure included in the Q3-24 Form 10-Q:

Outlook

We anticipate continuing to invest in our network infrastructure across our Uniti Leasing and Uniti Fiber portfolios. We anticipate that we will partially finance these needs, as well as operating expenses (including our debt service obligations), from our cash on hand, borrowings under our Revolving Credit Facility and ABS Loan Facility, and cash flows provided by operating activities. As of September 30, 2024, we had $495.0 million in borrowing availability under our Revolving Credit Facility. Additionally, we have up to $75.0 million in borrowing availability under our ABS Loan Facility, subject to satisfying certain financial metrics and transferring certain additional assets into the facility as collateral, which we expect will occur within twelve months. In addition, we anticipate our cash on hand and borrowing availability under the Revolving Credit Facility and ABS Loan Facility, combined with our cash flows provided by operating activities, will be sufficient to fund our business operations, reimbursement commitments for Growth Capital Improvements and obligations under the settlement agreement with Windstream, and debt service over the next twelve months. However, we may need to access the capital markets to generate additional funds to fund such expenditures. On a longer-term basis, the Company believes the same sources of liquidity and capital will be sufficient to satisfy these liquidity needs and anticipated capital expenditures, which we anticipate will be in line with historic amounts. See “Liquidity and Capital Resources” and “—Capital Expenditures” for additional information. A significant portion of the Company’s indebtedness matures within the next four years, and the Company expects that it will need to refinance or repay its indebtedness at maturity by raising additional capital (which could include a combination of equity offerings and/or debt offerings) or instead seek to extend the applicable maturity dates of its indebtedness. We closely monitor the equity and debt markets and may seek to access them promptly if and when we determine market conditions are appropriate.

The amount, nature and timing of any capital markets transactions will depend on: our operating performance and other circumstances; our then-current commitments and obligations; the amount, nature and timing of our capital requirements; any limitations imposed by our current credit arrangements; and overall market conditions. These expectations are forward-looking and subject to several uncertainties and assumptions. If our expectations about our liquidity prove to be incorrect or we are unable to access the capital markets as we anticipate, we would be subject to a shortfall in liquidity in the future which could lead to a reduction in our capital expenditures and/or dividends and, in an extreme case, our ability to pay our debt service obligations. If this shortfall occurs rapidly and with little or no notice, it could limit our ability to address the shortfall on a timely basis.

In addition to exploring potential capital markets transactions, the Company regularly evaluates market conditions, its liquidity profile, and various financing alternatives for opportunities to enhance its capital structure. If opportunities are favorable, the Company may refinance or repurchase existing debt. However, there can be no assurances that any debt refinancing would be on similar or more favorable terms than our existing arrangements. This would include the risk that interest rates could increase and/or there may be changes to our existing covenants.

Form 10-K Fiscal Year Ended December 31, 2023

Note 2. Basis of Presentation and Consolidation

Immaterial Error Correction of Previously Issued Financial Statements, page 61

3.	We note your response to prior comment 1. Given the quantitative significance of the error, and that we do not agree that the factors cited in your qualitative assessment overcome such significance, we disagree with your conclusion that the error was immaterial. Accordingly, we have concluded the Company’s consolidated financial statements for the three and nine months ended September 30, 2023 are materially misstated and therefore, should be restated. Please tell us how you intend to address the error in your reporting.

Response: The Company acknowledges the Staff’s comment and respectively submits that it will restate the unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2023 (the “2023 Interim Financial Statements”).

On October 31, 2024, the Company filed a Current Report on Form 8-K to provide disclosure under Item 4.02 thereof regarding non-reliance on the previously issued 2023 Interim Financial Statements. The Company also included restated 2023 Interim Financial Statements in the Q3-24 Form 10-Q.

***

The Company respectfully acknowledges that it is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We believe the above responses address your comments. However, if you have further comments or need additional information, please feel free to contact me directly at paul.bullington@uniti.com.

Sincerely,

/s/ Paul E. Bullington
Paul E. Bullington
Senior Vice President – Chief Financial Officer and Treasurer